UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 2, 2023

OceanTech Acquisitions I Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-40450	85-2122558
(Commission File Number)	(IRS Employer Identification No.)

515 Madison Avenue, 8th Floor - Suite 8133

New York, New York 10022

Registrant’s telephone number, including area code (929) 412-1272

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	OTECU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	OTEC	The Nasdaq Stock Market LLC
Redeemable Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	OTECW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

This section describes the material provisions of the Merger Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary and description of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. Stockholders of OceanTech Acquisitions I Corp. and other interested parties are urged to read the Merger Agreement in its entirety.

Merger Agreement

On May 2, 2023, OceanTech Acquisitions I Corp., a Delaware corporation (“OceanTech”), R.B. Merger Sub Ltd., an Israeli company and a wholly owned subsidiary of OceanTech (“Merger Sub”), and Regentis Biomaterials Ltd., an Israeli company (individually, “Regentis” and, together with OceanTech, Merger Sub, collectively, the “Parties” and each referred to as a “Party”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Regentis (the “Merger”), with Regentis continuing as the surviving entity after the Merger, as a result of which Regentis will become a direct, wholly-owned subsidiary of OceanTech (the “Proposed Transaction”). All capitalized terms used in this Form 8-K and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement.

Structure of the Proposed Transaction

●	At the Effective Time, and subject to and upon the terms and conditions of the Merger Agreement, and in accordance with the applicable provisions of the Israeli Companies Law, the Parties will effect the Merger, as a result of which each share of Class A ordinary share, par value NIS 0.01, of Regentis (“Regentis Ordinary Shares”) (other than any share held in treasury or owned by a subsidiary of Regentis) will automatically be cancelled and cease to exist in exchange for the right to receive one share of Class A common stock, par value $0.0001, of OceanTech (“OceanTech Class A Common Stock”).

●

Any Convertible Security of Regentis not exercised or converted prior to the Effective Time, will be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Regentis Ordinary Shares.

●

At the Effective Time, each option to purchase shares of Regentis Ordinary Shares that is outstanding under any of the equity incentive plans of Regentis immediately prior to the Effective Time, whether vested or unvested, will, automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by OceanTech and converted into an option to purchase shares of OceanTech stock.

Merger Consideration

As consideration for the Merger, the holders of Regentis Ordinary Shares as of immediately prior to the Effective Time will be entitled to receive from OceanTech, in the aggregate, a number of shares of OceanTech Class A Common Stock with an aggregate value equal to $95,000,000, with each such share valued at $10.00 per share, which will be allocated among the holders of Regentis Ordinary Shares in accordance with their respective pro rata shares.

Additionally, Aspire Acquisition LLC (“Sponsor”) will be entitled to receive from OceanTech, one share of OceanTech Class A Common Stock at the Closing for each dollar that Sponsor contributes to the Trust Account as part of the Extension Option.

Representations and Warranties; Covenants

Pursuant to the Merger Agreement, the Parties made customary representations and warranties for transactions of this type with respect to, among others, the following as applicable: (a) organization and standing, (b) authorization and authority relative to the Merger Agreement, (c) governmental approvals, (d) no conflicts, (e) capitalization, (f) subsidiaries, (g) SEC filings, (h) financial statements, (i) absence of certain changes or events, (j) compliance with laws, (k) actions, orders and permits, (l) absence of litigation, (m) material contracts, (n) intellectual property, (o) data privacy, (p) taxes, (q) real and personal property, (r) employees, (s) employee benefit plans, (t) healthcare matters, (u) environmental matters, (v) transactions with related persons, (w) insurance, (x) customers and vendors, and (y) brokers’ fees. The representations and warranties made by OceanTech and Regentis will not survive the consummation of the Proposed Transaction (“Closing”).

In addition, the Parties agreed to be bound by certain covenants that are customary for transactions of this type, including obligations of the Parties to use commercially reasonable efforts to (a) conduct their respective businesses, in all material respects, in the ordinary course of business, (b) comply with all laws applicable to each Party and their respective businesses, assets and employees, and (c) preserve intact, in all material respects, their respective business organizations. Additionally, the Parties have agreed not to engage in trading on material nonpublic information and to maintain confidentiality, in each case, subject to certain exceptions and qualifications. The Parties have also agreed to customary “no shop” obligations.

Registration Statement and OceanTech Stockholders Meeting

As promptly as practicable, OceanTech shall prepare with the reasonable assistance of Regentis, and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”) in connection with the registration under the Securities Act of the OceanTech Class A Common Stock that constitute the Merger Consideration which Registration Statement will also contain a proxy statement of OceanTech which will both be distributed to OceanTech’s stockholders in connection with a special meeting to be held to consider the approval and adoption of, among others, (a) the Merger Agreement and the Proposed Transaction; (b) the issuance of OceanTech’s Class A Common Stock in connection with the Proposed Transaction and any PIPE Investment; (c) the amended and restated certificate of incorporation of OceanTech; (d) the election of the members of the Post-Closing Company Board of Directors; (e) the Equity Incentive Plan; (f) such other matters as the Parties mutually determine to be necessary or appropriate in order to effect the Proposed Transaction; and (g) the adjournment of the special meeting, if necessary, to permit further solicitation and vote of proxies in the reasonable determination of OceanTech.

Mutual Conditions to Closing

Pursuant to the Merger Agreement, the obligations of the Parties to consummate the Proposed Transaction are subject to the satisfaction or waiver of the following conditions:

(a)	Approval by OceanTech’s stockholders of the Proposed Transaction.

(b)	Approval by Regentis’ shareholders of the Merger Agreement and the Proposed Transaction.

(c)	Expiration or termination of any waiting period (and any extension thereof) applicable to the consummation of the Proposed Transaction under any antitrust laws.

(d)	Obtaining all consents required from or made with any governmental authority in order to consummate the Proposed Transaction.

(e)	No governmental authority will have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or order that is then in effect and which has the effect of making the transactions or agreements contemplated by the Merger Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by the Merger Agreement.

(f)	Election or appointment of the members of the Post-Closing Company Board of Directors pursuant to the terms set forth in the Merger Agreement.

(g)	Effectiveness of the Registration Statement. No stop order or similar order shall be in effect with respect to the Registration Statement.

(h)	Approval, subject to official notice of issuance, of OceanTech’s listing application with Nasdaq in connection with the Proposed Transaction and the Merger Consideration.

(i)	50 days will have elapsed after the filing of the Merger Proposal with the Israel Companies Registrar and 30 days will have elapsed after the approval of the Merger by OceanTech’s stockholders at OceanTech stockholders’ meeting.

(j)	Obtaining a tax ruling confirming the Merger, for Israeli tax purposes, as a tax free merger pursuant to Section 103(K) of the Israeli Income Tax Ordinance.

Regentis Conditions to Closing

The obligation of Regentis to consummate the Proposed Transaction will be subject to the satisfaction or written waiver (by Regentis) of the following conditions:

(a)	The representations and warranties of OceanTech will be true and correct subject to the materiality standards contained in the Merger Agreement.

(b)	OceanTech will have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under the Merger Agreement.

(c)	No Material Adverse Effect will have occurred with respect to OceanTech.

(d)	The Available Closing of OceanTech shall be equal to or greater than $6,000,000 (after payment of expenses).

(e)	OceanTech will have submitted to the Israeli Ministry of Economy a written undertaking to be bound by and to comply with the provisions of the Innovation Law that Purchaser.

(f)	OceanTech will have delivered to Regentis the Closing deliverables to be delivered to Regentis on or prior to the Closing.

OceanTech Conditions to Closing

The obligation of OceanTech to consummate the Proposed Transaction will be subject to the satisfaction or written waiver (by OceanTech) of the following conditions:

(a)	The representations and warranties of Regentis will be true and correct subject to the materiality standards contained in the Merger Agreement.

(b)	Regentis will have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under the Merger Agreement.

(c)	No Material Adverse Effect will have occurred with respect to the Target Companies.

(d)	Regentis will have delivered to OceanTech the Closing deliverables to be delivered to OceanTech on or prior to the Closing.

Termination; Fees and Expenses

The Merger Agreement may be terminated under certain circumstances at any time prior to the Closing, including, among others, (a) by the mutual written consent of OceanTech and Regentis, (b) if any of the conditions to the Closing have not been satisfied or waived by September 30, 2023 (the “Outside Date”), (c) if a governmental authority have issued and order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Proposed Transaction and such order or other action has become final and non-appealable, (d) if there has been a breach or inaccuracy by any Party of its representations, warranties, covenants, or agreements contained in the Merger Agreement and such breach or inaccuracy is incapable of being cured or is not cured within 20 days after written notice of such breach or inaccuracy by the other Party, (e) if there has been a Material Adverse Effect on the Target Companies, (f) if OceanTech’s stockholders do not approve the Proposed Transaction, or (g) if in the reasonable opinion of OceanTech acting in good faith, there is a material adverse difference in Regentis’ consolidated net loss or comprehensive loss, working capital, shareholders’ equity or cash flows from operations either individually or on an aggregate basis, (i) between those set forth on Regentis’ audited financial statements and those set forth on its draft audited financial statements or (ii) between those set forth on Regentis’ unaudited interim financial statements and those set forth on its draft unaudited interim financial statements.

The transaction expenses incurred by the Parties in connection with the Merger Agreement and the Proposed Transaction, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by OceanTech; provided, that if (a) the OceanTech’s transaction expenses exceed $5,000,000, OceanTech shall cause Sponsor to pay such excess and (b) Regentis’ transaction expenses exceed $2,000,000, then such excess shall be paid by Regentis’ shareholders on a pro rata basis.

Potential Financing Agreements

OceanTech and Regentis may enter into subscription agreements with investors to purchase, in one or more private placements, Regentis Ordinary Shares and/or OceanTech Class A Common Stock, in each instance, to be consummated immediately prior to the date the Closing is held (the “Closing Date”), subject to the condition that the Closing occurs (a “PIPE Investment”). OceanTech agreed to cause Sponsor to (a) use its reasonable best efforts to raise the PIPE Investment, including causing Sponsor to utilize the shares of OceanTech Class B Common Stock and/or OceanTech Private Warrants held by Sponsor in connection with such effort and (b) assist with creative strategies to raise the PIPE Investment, including providing downward price protection to the PIPE Investors in connection with the PIPE Investment.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference. The Merger Agreement provides investors with information regarding its terms and is not intended to provide any other factual information about the Parties. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement were made as of the execution date of the Merger Agreement only and are qualified by information in confidential disclosure schedules provided by the Parties in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement may have been used for the purpose of allocating risk between the Parties rather than establishing matters of fact and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual statements of fact about the parties. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in OceanTech’s public disclosures. Stockholders of OceanTech and other interested parties are urged to read the Merger Agreement in its entirety.

Related Agreements

Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, Regentis, OceanTech and certain shareholders of Regentis, entered into a voting agreement (the “Voting Agreement”) pursuant to which, among other things, such Regentis’ shareholders agreed to vote their shares in favor of the approval of the Merger Agreement and the Proposed Transaction, and agreed not to transfer (subject to limited exceptions), grant a proxy over or otherwise encumber any of their shares.

Sponsor Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, OceanTech, Regentis, the Sponsor and certain officers and directors of OceanTech (the “Insiders” and, together with the Sponsor, the “Sponsor Parties”) entered into a sponsor support agreement (the “Sponsor Support Agreement”) pursuant to which, among other things, the Sponsor Parties agreed to vote their OceanTech’s securities in favor of the approval of the Proposed Transaction and certain other matters being presented to the OceanTech’s stockholders in connection therewith, including in favor of the approval and adoption of the Equity Incentive Plan, and for the appointment, and designation of the members of the Post-Closing Company Board of Directors. The Sponsor Parties also agreed not to transfer (subject to limited exceptions), grant a proxy over or otherwise encumber their OceanTech’s securities, and to waive their redemption and anti-dilution rights. Additionally, the Sponsor agreed to use its reasonable best efforts to minimize the amount of funds in the Trust Account paid to OceanTech’s stockholders in connection with any redemption by public stockholders of their public shares, including utilizing the Sponsor’s OceanTech Class B Common Stock and the Sponsor’s OceanTech Private Warrants in connection with such effort by transferring or forfeiting such shares and/or warrants. The Sponsor also agreed to use its reasonable best efforts to raise the PIPE Investment and assist OceanTech and Regentis as required and necessary with creative strategies to raise the PIPE Investment.

Furthermore, in the event OceanTech’s expenses exceed $5,000,000, Sponsor agreed to pay to OceanTech an amount of cash equal to such excess. If either OceanTech or Regentis determines, in good faith, that it is probable that the Merger will not be consummated by OceanTech’s deadline to consummate an initial business combination pursuant to its Certificate of Incorporation, then upon written notice, (i) OceanTech and Sponsor will be required to exercise the option, pursuant to OceanTech’s Certificate of Incorporation, to extend such deadline, and (ii) Sponsor will deposit the additional funds into the Trust Account required to exercise such Extension Option, and in accordance with the Merger Agreement, Sponsor will be entitled to receive one share of OceanTech Class A Common Stock at the Closing for each dollar deposited into the Trust Account in connection with the exercise of such Extension Option. The parties agreed that any such deposit made by Sponsor would be considered as a loan to Regentis, as the surviving company after the Merger, and any such loans will be interest bearing and payable by Regentis, as the surviving company after the Merger, at Closing. Additionally, each Sponsor Party agreed to comply with its obligations, covenants, and agreements set forth in that certain Letter Agreement, dated as of May 27, 2021.

In addition, pursuant to the Sponsor Support Agreement, the Sponsor also has a contingent right to receive up to an aggregate maximum of 1,750,000 shares of OceanTech Class A Common Stock (subject to adjustment for certain corporate actions) (the “Earnout Shares”), as additional consideration from OceanTech based on the post-Closing performance of the OceanTech Class A Common Stock, as follows:

(a)       If the volume-weighted average price (“VWAP”) of the OceanTech Class A Common Stock equals or exceeds $15.00 per share for 20 out of any 30 consecutive trading days during the period beginning on the Closing Date and ending on the 12-month anniversary of the Closing Date, then OceanTech will issue to the Sponsor 750,000 Earnout Shares.

(b)       If the VWAP of the OceanTech Class A Common Stock equals or exceeds $17.50 per share for 20 out of any 30 consecutive trading days during the period beginning the day following the 12-month anniversary of the Closing Date and ending on the 24-month anniversary of the Closing Date, then OceanTech will issue to the Sponsor 500,00 Earnout Shares.

(c)       If the VWAP of the OceanTech Class A Common Stock equals or exceeds $20.00 per share for 20 out of any 30 consecutive Trading Days during the period beginning the day following the 24-month anniversary of the Closing Date and ending on the 36-month anniversary of the Closing Date, then OceanTech will issue to the Sponsor 500,000 Earnout Shares.

Lock-Up Agreement

As promptly as practicable after the execution and delivery of the Merger Agreement, OceanTech, Regentis and certain shareholders of Regentis will enter into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which, among other things, and subject to certain exceptions, the securities held by such shareholders will be locked-up for a period commencing on the Closing Date and ending on the earlier of (a) the date that is 180 days after the Closing Date, (b) the date on which the closing price of OceanTech Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 150 days following the Closing, and (c) such date after the Closing on which Regentis consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Regentis’ shareholders having the right to exchange their OceanTech Class A Common Stock for cash, securities or other property.

Registration Rights Agreement

At Closing, OceanTech, certain shareholders of Regentis, and Sponsor will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, OceanTech will be obligated to file a registration statement to register the resale of certain securities of OceanTech held by the parties thereto. The Registration Rights Agreement will also provide certain shareholders of Regentis and the Sponsor with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing descriptions of the Voting Agreement, Sponsor Support Agreement, Form of Lock-Up Agreement and the Form of Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text, and as referenced in the Merger Agreement, copies of which are filed herewith as Exhibits 10.1, 10.2, 10.3 and 10.4 respectively.

Additional Information and Where to Find It

This Current Report on Form 8-K is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Proposed Transaction. However, this Current Report on Form 8-K does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of OceanTech, Regentis or the Proposed Transaction.

In connection with the Proposed Transaction, OceanTech intends to file relevant materials with the with the SEC, including the Registration Statement. OceanTech urges its investors, shareholders, and other interested persons to read, when available, the proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about OceanTech, Regentis and the Proposed Transaction. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of OceanTech as of the record date established for voting on the Proposed Transaction and will contain important information about the Proposed Transaction and related matters. Shareholders of OceanTech and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with OceanTech’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the Proposed Transaction because they will contain important information about OceanTech, Regentis and the Proposed Transaction. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the transaction without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: OceanTech Acquisitions I Corp., 515 Madison Avenue, 8th Floor – Suite 8133, New York, New York, 10022 or (929) 412-1272. The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K is not incorporated by reference into, and is not a part of, this Current Report on Form 8-K.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Participants in Solicitation

OceanTech, Regentis and their respective directors and executive officers may be deemed participants in the solicitation of proxies from OceanTech’s shareholders in connection with the Proposed Transaction. OceanTech’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of OceanTech in OceanTech’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 31, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to OceanTech’s shareholders in connection with the Proposed Transaction will be set forth in the proxy statement/prospectus for the Proposed Transaction, when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Transaction will be included in the proxy statement/prospectus that OceanTech intends to file with the SEC. You may obtain free copies of these documents as described above.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Proposed Transaction and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Current Report on Form 8-K. To the fullest extent permitted by law under no circumstances will Regentis, OceanTech or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Current Report on Form 8-K, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Current Report on Form 8-K have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Regentis nor OceanTech has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Current Report on Form 8-K does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of OceanTech, Regentis or the Proposed Transaction. Viewers of this Current Report on Form 8-K should each make their own evaluation of OceanTech and Regentis and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the federal securities laws, including statements regarding the benefits of the Proposed Transaction, including Regentis’ ability to accelerate the development of its products and bring them to market, the anticipated timing for completion of the Proposed Transaction, and OceanTech’s and Regentis’ expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. OceanTech and Regentis anticipate that subsequent events and developments will cause OceanTech’s and Regentis’ assessments to change. These forward-looking statements, which may include, without limitation, words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will”, “could,” “should,” “believes,” “predicts,” “potential,” “might,” “continues,” “think,” “strategy,” “future,” and similar expressions, involve significant risks and uncertainties (most of which factors are outside of the control of OceanTech or Regentis. In addition, this Current Report on Form 8-K includes a summary set of risk factors that may have a material impact on OceanTech, Regentis or the Proposed Transaction, which are not intended to capture all the risks to which OceanTech, Regentis or the Proposed Transaction is subject or may be subject. Factors that may cause such differences include but are not limited to: (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (2) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of the securities; (3) the risk that the Proposed Transaction may not be completed by OceanTech’s Business Combination Deadline; (4) the inability to complete the Proposed Transaction, including but not limited to due to the failure to obtain approval of the stockholders of OceanTech or Regentis for the Merger Agreement, to satisfy the minimum net tangible assets and minimum cash at closing requirements, to receive certain governmental, regulatory and third party approvals or to satisfy other conditions to closing in the Merger Agreement; (5) the failure to achieve the minimum amount of cash available following any redemptions by OceanTech's stockholders; (6) the inability to obtain or maintain the listing of OceanTech’s common stock on Nasdaq following the Proposed Transaction, including but not limited to redemptions exceeding anticipated levels or the failure to meet Nasdaq's initial listing standards in connection with the consummation of the Proposed Transaction; (7) the effect of the announcement or pendency of the Proposed Transaction on Regentis’ business relationships, operating results, and business generally; (8) risks that the Proposed Transaction disrupts current plans and operations of Regentis; (9) the inability to realize the anticipated benefits of the Proposed Transaction and to realize estimated pro forma results and underlying assumptions, including but not limited to with respect to estimated stockholder redemptions and costs related to the Proposed Transaction; (10) the possibility that OceanTech or Regentis may be adversely affected by other economic or business factors; (11) changes in the markets in which Regentis competes, including but not limited to with respect to its competitive landscape, technology evolution, or regulatory changes; (12) changes in domestic and global general economic conditions; (13) risk that Regentis may not be able to execute its growth strategies; (14) the risk that Regentis experiences difficulties in managing its growth and expanding operations after the Proposed Transaction; (15) the risk that the parties will need to raise additional capital to execute the business plan, which may not be available on acceptable terms or at all; (16) the ability to recognize the anticipated benefits of the Proposed Transaction to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of Regentis to grow and manage growth economically and hire and retain key employees; (17) risk that Regentis may not be able to develop and maintain effective internal controls; (18) the risk that Regentis may fail to keep pace with rapid technological developments to provide new and innovative products and services, or may make substantial investments in unsuccessful new products and services; (19) the ability to develop, license or acquire new products and services; (20) the risk that Regentis is unable to secure or protect its intellectual property; (21) the risk of product liability or regulatory lawsuits or proceedings relating to Regentis’ business; (22) the risk of cyber security or foreign exchange losses; (23) changes in applicable laws or regulations; (24) the outcome of any legal proceedings that may be instituted against the parties related to the Merger Agreement or the Proposed Transaction; (25) the impact of the global COVID-19 pandemic and response on any of the foregoing risks, including but not limited to supply chain disruptions; and (26) other risks and uncertainties to be identified in the Registration Statement, including those under “Risk Factors” therein, and in other filings with the U.S. Securities and Exchange Commission (“SEC”) made by OceanTech. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of OceanTech’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement to be filed with the SEC with respect to the Proposed Transaction (as described further below), and other documents filed by OceanTech from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The foregoing list of factors is not exhaustive, are provided for illustrative purposes only, and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Forward-looking statements speak only as of the date they are made. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither OceanTech nor Regentis presently know or that OceanTech and Regentis currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. OceanTech and Regentis anticipate that subsequent events and developments will cause OceanTech’s and Regentis’ assessments to change. However, while OceanTech and Regentis may elect to update these forward-looking statements at some point in the future, OceanTech and Regentis specifically disclaim any obligation to do so. Neither OceanTech nor Regentis gives any assurance that OceanTech or Regentis, or the combined company, will achieve its expectations. Accordingly, undue reliance should not be placed upon the forward-looking statements, and they should not be relied upon as representing OceanTech’s and Regentis’ assessments as of any date subsequent to the date of this Current Report on Form 8-K.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of May 2, 2023, by and among OceanTech Acquisitions I Corp., Regentis Biomaterials Ltd., and R.B. Merger Sub Ltd.

10.1	Voting Agreement, dated as of May 2, 2023, by and among OceanTech Acquisitions I Corp., Regentis Biomaterials Ltd. and certain shareholders of Regentis party thereto.

10.2	Sponsor Support Agreement, dated as of May 2, 2023, by and among OceanTech Acquisitions I Corp., Regentis Biomaterials Ltd., Aspire Acquisition LLC and certain individuals party thereto.

10.3	Form of Lock-Up Agreement, by and among OceanTech Acquisitions I Corp., Regentis Biomaterials Ltd. and certain shareholders of Regentis party thereto.

10.4	Form of Registration Rights Agreement, by and among OceanTech Acquisitions I Corp., Aspire Acquisition LLC, and certain holders of OceanTech securities.

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

*	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). OceanTech agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, OceanTech has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANTECH ACQUISITIONS I CORP.

Date: May 7, 2023	By:	/s/ Suren Ajjarapu
Name: Suren Ajjarapu Title: Chief Executive Officer (Principal Executive Officer)